SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|        Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):  82-______________


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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release, dated February 16, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  February 17, 2005


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    Exhibit No.     Description
    -----------     -----------

    1.              Press release, dated February 16, 2005.

                                                                       EXHIBIT A

                ELBIT SYSTEMS TO SUPPLY COMMAND & CONTROL MISSION
                  MANAGEMENT SYSTEMS FOR AIRBORNE PLATFORMS TO
                ISRAELI AIR FORCE - CONTRACT VALUED AT OVER $30
                                    MILLION

    The export version of the system, HeliC3om, is the latest in command and control systems providing helicopter crews and ground forces with the capability of sharing mission critical data based on data communication



Haifa, Israel, February 16, 2005 - Elbit Systems Ltd. (Nasdaq NM: ESLT), has been awarded a contract, valued at over $30 million, to provide the Israeli Air Force with a command and control mission management system for airborne platforms. This advanced system provides the combat forces with a real-time updated situational picture, which enables them to share mission critical data based on data communication. The system will allow all mission participants to benefit from an accurate tactical picture for enhanced situational awareness, as well as effective synchronized operation on the battlefield. The system enables support coordination, identification of friendly forces and prevention of inadvertent gunfire.

Joseph Ackerman, President of Elbit Systems, commented: "We are proud of the Air Force's decision to select our command and control system for helicopters, which is the most advanced system of its kind". He stated that Elbit Systems is among the world's leading companies in development of command, control, communication, computers and intelligence for the digital battlefield, and is currently a leader in providing integrated solutions for all levels of command in the Israeli Defense Forces and in other armed forces worldwide.

The export version of the system, HeliC3om, is comprised of computer and display systems that present necessary tactical information and enable enhanced navigational capabilites, obstacle avoidance and pre-and in-flight mission planning. The system's graphical capabilities allow for simplicity of operation for the air crew by the use of touch screens. In addition, the system provides the ability to perform in-flight mission calculations and to receive visual and vocal warnings in order to avoid obstacles and prevent collisions in real time.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company

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focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at  www.elbitsystems.com

Contacts

Company contact                                           IR Contacts

Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
Elbit Systems Ltd.                                        GK International

Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.